Exhibit 16.1

September 11, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:
We have read Item 4.01 of Form 8-K dated September 11, 2025, of Lam Research Corporation and are in agreement with the statements contained in the first sentence in the first paragraph and the second, third and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP